Exhibit 99.1

BANK OF BERMUDA TO OPEN AN OFFICE IN
SAN FRANCISCO

(New York, 25 November 2003) – Bank of Bermuda (NASDAQ: BBDA; BSX:BOB), today announces that its Global Fund Services division is expanding its global network of offices by opening an office in San Francisco. Global Fund Services (San Francisco) Limited, a wholly owned subsidiary of Bank of Bermuda, will provide a complete range of fund administration services to the alternative investment industry on the West Coast. The San Francisco office will support the California & West Coast intermediaries and clients at a local level, creating close relationships and developing an intimate knowledge of client needs.

Building upon the expertise within the Bank’s New York office, which specialises in the provision of alternative fund services to both US and offshore managers, the San Francisco office will offer specialised fund accounting and valuation services utilising the Advent Geneva platform, complex tax calculations and investor services for domestic partnerships, utilising Advent Partner software and offshore investor services through Koger NTAS. In addition, clients of the San Francisco office will also benefit from a variety of new modular technology solutions currently underway.

The office will be headed by Scott Epstein, currently Vice President and Senior Client Services Manager for Bank of Bermuda (New York) Limited. Scott has over 11 years of experience in the investment industry. Since he joined the Bank, Scott has been responsible for managing a multi-disciplined service team, dealing with Accounting & Valuation, front-end Custody and Investor Services. His responsibilities include client relationship management and dealing with regulatory authorities, auditors and lawyers. Scott has been a key member within GFS’s Alliance Partner technology program with Advent Software. He was previously a Vice President at Sanford C. Bernstein & Co., Inc.- Investment Research and Management where he was responsible for overseeing the operations on various investment products totaling over US$13 billion.

Commenting on the new office, Scott said: “The hedge fund industry on the West Coast has experienced rapid growth. It is essential that we have a full presence in a vibrant market of this size in order to continue to provide global solutions to our client base.”

Paul Smith, Head of Bank of Bermuda’s Global Fund Services division commented: “Together with Japan and South Africa, this is the third office we have opened this year and demonstrates a clear commitment to the expansion of our global network to provide solutions to the world’s alternative asset industry. San Francisco is a vital part of that industry and is also strategic to us in our desire to further develop our US domestic business.”

–Ends–

Note to Editors

The Global Fund Services (GFS) division of Bank of Bermuda provides all areas of fund servicing and custody for segments of the investment industry with developing and complex needs, including alternative investment vehicles such as hedge funds, emerging market funds, fund-of-funds and private equity funds. Founded in 1889, Bank of Bermuda is a leading provider of fund administration, trust, custody, asset management and banking services. It is a global organisation, with a network spanning 17 key financial and offshore centres, including Bermuda, Bahrain, Cayman Islands, Cook Islands, Dublin, Guernsey, Hong Kong, Isle of Man, Japan, Jersey, London, Luxembourg, New York, New Zealand, Singapore, South Africa and Switzerland. The Bank is listed on NASDAQ (BBDA) and the Bermuda Stock Exchange (BOB) and has total assets of $11.1 billion (as at 31 December 2002) and over $113 billion in assets under administration as at 30 September 2003. Further information on Bank of Bermuda can be found at www.bankofbermuda.com or for GFS at www.gfsfunds.com.

Contact:
Bank of Bermuda
Asia Pacific - Annie Cheng +852 2847 1160
Europe - Maria Da Silva +44 (0) 207 296 4142
Americas - Rachel Barbour +44 (0) 207 296 4140